

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

January 5, 2010

Via US Mail and Facsimile to (401) 621-5045

Thomas J. Cullen
Executive Vice President and Chief Financial Officer
Textron Financial Corporation
40 Westminster Street
P.O. Box 6687
Providence, RI 02940

   Re: **Textron Financial Corporation**
     Form 10-K for the fiscal year ended January 3, 2009
     Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009
     File No. 001-15515

Dear Mr. Cullen:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Amit Pande
          Accounting Branch Chief